Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(In thousands, except per share amounts)

	Years Ended December 31,
	2005	2004	2003

Net income	$1,213	$950	$1,428

Weighted average shares outstanding for calculating basic earnings per share	6,521	6,492	6,321

Options	191	273	234
Total shares for calculating diluted earnings per share	6,712	6,765	6,555

Basic earnings per share	$0.19	$0.15	$0.23

Diluted earnings per share	$0.18	$0.14	$0.22

Options are excluded from the calculation of diluted loss per share when the inclusion of such options is anti-dilutive.